December 5, 2024

William F. Feehery
Chief Executive Officer
Certara, Inc.
4 Radnor Corporate Center, Suite 350
Radnor, PA 19087

       Re: Certara, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
Dear William F. Feehery:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
129

1. You disclose that your management conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2023. Please amend
       your filing to disclose management   s conclusion on the effectiveness
of your internal
       controls over financial reporting. In this regard, include a statement as to whether or not internal control over financial reporting is effective. Refer to
Item 308(a)(3) of
       Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
with any questions.
 December 5, 2024
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                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology
cc:   Daniel D. Corcoran